

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 3, 2015

Via email
Mr. David R. Demers
Chief Executive Officer
Westport Innovations Inc.
Suite 101, 1750 West 75th Avenue
Vancouver,
British Columbia, Canada V6P 6G2

      Re: Westport Innovations Inc.
              Form 40-F for the Fiscal Year Ended December 31, 2014
              Filed March 9, 2015
              Amendment No. 1 to Form 40-F for the
               Fiscal Year Ended December 31, 2014
              Filed July 23, 2015
              File No. 001-34152

Dear Mr. Demers:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 40-F for the Fiscal Year ended December 31, 2014

Exhibit 99.2

Report of Independent Registered Public Accounting Firm

1.   Please have your auditor explain to us how it considered the guidance in paragraph 89 of PCAOB Auditing Standard No. 5 when dating its report on your financial statements, or amend the filing to include a report that is dated to comply with that guidance. In the amendment, please provide corrected and updated auditor consents. Refer to General Instructions D(9) of Form 40-F.

2. We also note that the Independent Registered Public Accounting Firm's report on internal controls over financial reporting says it expressed an "unmodified" opinion on your financial statements. Please have your auditor revise its report in future filings, including any amendments to this filing, to clarify that its opinion on your financial statements was unqualified. Refer to AU 508.10.

Note 4 – Business Combinations, page 14

3. We note from page 16 that the fair market valuation of assets acquired and liabilities assumed in your acquisition of BAF Technologies, Inc. was based on the results of a valuation report issued by a third-party valuation firm. Please revise future filings to clarify the nature and extent of the third party valuation firm's involvement and management´s reliance on the work of the valuation firm. Refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Note 7 – Long-term investments, page 20

4. Given the significance of your investment in Cummins Westport Inc. for the years ended December 31, 2014, 2013 and 2012, respectively, please explain to us your decision not to include separate financial statements of the investee in this filing. We note that in your 2013 Form 40-F you furnished audited financial statements of Cummins Westport Inc. as of and for the years ended December 31, 2013 and December 31, 2012.

Note 19 – Income Taxes, page 41

5. We note your disclosure that you have not recognized a deferred tax liability related to undistributed earnings of certain foreign subsidiaries that are permanent in duration. Please tell us the amount of the undistributed earnings of foreign subsidiaries that are considered to be permanent in duration and tell us how you considered the need to provide the disclosures required by ASC 740-30-50-2.

Note 23 - Segmented information, page 47

6. Tell us how you considered the guidance in ASC 280-10-55-23 when concluding that your long-lived assets consist of property, plant and equipment, intangible assets and goodwill. That guidance indicates that the term *Long-lived assets*, as used in ASC 280-10-50-41, implies hard assets that cannot be readily removed, which would exclude intangibles.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663, or, Jay Webb, Senior Accountant, at (202) 551-3603 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Jay Webb for

Kevin Kuhar
Accounting Branch Chief
Office of Electronics and Machinery